SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2003



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F           Form 40-F   X
              -----                  -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes          No   X
         -----         -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CP SHIPS LIMITED
                                       ----------------
                                             (Registrant)

Date:  4 April 2003

                                       By:  /s/ John K. Irving
                                            ---------------------------------
                                            Name:   John K. Irving
                                            Title:  Vice President, General
                                                    Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

10.1  Press Release of CP Ships Limited "CP SHIPS
      RE-INTRODUCES HISTORIC CORPORATE SYMBOL
      FAMOUS RED AND WHITE CHECKERED FLAG
      FLIES AGAIN", dated 4 April 2003                                    4

                                                                 Exhibit 10.1

        CP SHIPS RE-INTRODUCES HISTORIC CORPORATE SYMBOL FAMOUS RED AND
                       WHITE CHECKERED FLAG FLIES AGAIN

                        (Narrative of omitted graphic)
                    Picture of red and white checked flag.

LONDON, UK (4 April 2003) - After 35 years, CP Ships has brought one of the shipping industry's most well-known corporate symbols out of retirement, its famous red and white checkered flag. An updated version of the flag makes its first appearance in the company's recently-released 2003 Annual Report.

Originally introduced in 1891, the flag's bold pattern was designed to stand out from other house flags of the day and to be readily recognizable whether or not the wind was blowing. The checkered flag was retired in 1968.

However, its timeless design meant that, with just minor modification, it was ready to serve as a fitting symbol for a 21st century transportation leader. And so, it is flying again, strengthening CP Ships' modern-day corporate image and, at the same time, creating a link with its historic past.

An image of the CP Ships flag can be downloaded from the company's website, www.cpships.com.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 89 ships and 413,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764

                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.